Exhibit 12

Our earnings cover our fixed charges, which consist primarily of the interest we pay on the COs for which we are the primary obligor. The following table presents the ratio of our earnings to our fixed charges for the five years ended December 31, 2009:

Computation of Earnings to Fixed Charges

($ amounts in thousands)

	For the Years Ended December 31,
	2009	2008	2007	2006	2005
Income Before Assessments	$165	$252	$167	$161	$208

Fixed charges(1)
Interest Expense on COs	840	1,812	2,365	2,121	1,544
Interest Expense on Deposits and other	14	27	50	59	32

Total fixed charges	854	1,839	2,415	2,180	1,576

Earnings, before fixed charges	$1,019	$2,091	$2,582	$2,341	$1,784

Ratio of earnings to fixed charges	1.19	1.14	1.07	1.07	1.13

(1)

Our fixed charges include interest expense and premium and discount amortization on CO Bonds, including net settlements on derivatives that hedge CO Bonds and Discount Notes, and interest expense on other liabilities including Deposits, borrowings from other FHLBs, MRCS, and other borrowings. We do not capitalize interest, and the impact of interest expense within our rental costs is not significant.